

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

August 5, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Paulo Sérgio de Oliveira Diniz
Chief Financial and Investor Relations Officer
Cosan Limited
Av. Juscelino Kubitschek, 1726 – 6th Floor
São Paulo, SP 04543-000
Brazil

> **Re: Cosan Limited**
> **Form 20-F for Fiscal Year Ended April 30, 2008**
> **Filed September 15, 2008**
> **Response Letters Dated February 13, 2009 and March 30, 2009**
> **File No. 1-33659**

Dear Mr. Diniz:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director